Exhibit (a)(5)(QQ)

[9] days remain

If you want to accept E.ON’s offer, do it in the following nine days, because E.ON pays € 38.75 in cash for every share of Endesa to retail and institutional shareholders alike. It is a great offer that counts with the favourable opinion of Endesa.

If you are interested, the term ends on 29 March. We offer € 38.75 per share.

For more information consult the prospectus, call the free number 00800 7710 9971, or visit www.eonsi.com or consult your bank.

This amount could be reduced by any dividend paid by Endesa before the publication of the result of the offer.

There is a prospectus of the offer registered with the CNMV Registry and available for shareholders at the registered offices of E.ON, Endesa, Santander Investment and the stock markets of Madrid, Barcelona, Bilbao and Valencia, as well as at the CNMV itself and at the websites of Endesa and E.ON

[9] days left

For accepting our offer
e.on
New energy

There is a prospectus of the offer registered with the CNMV Registry and available for shareholders at the registered offices of E.ON, Endesa, Santander Investment and the stock markets of Madrid, Barcelona, Bilbao and Valencia, as well as at the CNMV itself and at the websites of Endesa and E.ON

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.